February 12, 2019

Mark Lappe
Chief Executive Officer
Inhibrx, Inc.
11025 Torrey Pines Road, Suite 200
La Jolla, CA 92037

       Re: Inhibrx, Inc.
           Draft Registration Statement on Form S-1
           Filed January 7, 2019
           CIK No. 0001739614

Dear Mr. Lappe:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted January 7, 2019

Prospectus Summary
Risk Factors, page 5

1. We note your summary risk factor stating"[i]f we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results of prevent fraud." Please revise to clarify that you have identified material weaknesses in your internal control over financial reporting, consistent with your risk factor disclosure on page 54.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

2. Please supplementally provide us with copies of all written communications, as defined in
 Mark Lappe
FirstName LastNameMark Lappe
Inhibrx, Inc.
Comapany NameInhibrx, Inc.
February 12, 2019
February 12, 2019 Page 2
Page 2
FirstName LastName
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Fair Value of Stock-Based Awards, page 87

3. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price or range. This information will help facilitate our review of your accounting for equity issuances.
Business, page 90

4. Please disclose the principal terms of the license agreement and technical services agreement with Hangzhou Just Biotherapeutics Co and the license agreements with
         Elpiscience, including the duration of the agreements, termination provisions, aggregate potential milestone payments to be paid or received, and royalty rates. Please also file the agreements as exhibits.
Background on Immunotherapy, page 99

5. We note your disclosure on page 99 that "[w]orldwide sales for therapies targeting PD-1 and PD-L1 are estimated to reach $21 billion in 2019 and to exceed $44 billion by 2024"
         and your disclosure on page 103 that patients worldwide receiving plasma-derived augmentation therapies is expected to grow to $2.9 billion by 2025. Please provide a basis for these statements.
Celgene Agreement, page 108

6. We note your disclosure of tiered royalties with rates ranging from high single to low double-digits. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rates that does not exceed 10 percentage points.
7. We note your royalty obligations will remain in effect until the later of the expiration of such valid patent claim. Please revise to clarify when the patent underlying the royalty term is expected to expire.
8. Please disclose the aggregate future potential milestone payments to be paid or received.
Bluebird bio agreement, page 109

9. Please disclose the principal terms of the license agreement with bluebird including the duration of the agreement, termination provisions, aggregate potential milestone payments to be paid or received, and royalty rates. Please also file the agreement as an exhibit.
 Mark Lappe
Inhibrx, Inc.
February 12, 2019
Page 3
General

10. We note that your forum selection provision in your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware (subject to certain exceptions) as the exclusive forum for certain litigation, including any "derivative action." We also note your disclosure on page 151 of your registration statement that this provision "would not apply to suits brought to enforce a duty or liability created by the
       Exchange Act." Please disclose whether this provision applies solely to state law claims.
       If it does not apply solely to state law claims, then please note that
Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the amended and restated
       certificate of incorporation states this clearly.
11. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
       Please note that we may have comments regarding this material.
       You may contact Jeffery Lewis at 202-551-6216 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Coy Garrison at 202-551-3466 with any other questions.



                                                             Sincerely,
FirstName LastNameMark Lappe
                                                             Division of
Corporation Finance
Comapany NameInhibrx, Inc.
                                                             Office of
Healthcare & Insurance
February 12, 2019 Page 3
cc:       Melanie Ruthrauff Levy, Esq.
FirstName LastName